Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces Third-Quarter 2018

Financial Results

TAIPEI, Taiwan, October 31, 2018 – GigaMedia Limited (NASDAQ: GIGM) today announced its third-quarter 2018 unaudited financial results.

Comments from Management

In the third quarter of 2018, total revenues maintained at approximately $1.7 million, comparable to last quarter.

“In this quarter, new games have been added in our female-oriented product line to provide diversity and satisfaction, but nonetheless, it is the proven success in existing games like Yume 100 that we laid stress on enhancing and replicating,” said GigaMedia Limited CEO James Huang.

“Meanwhile, we continued carrying out the plan of renovating the legacy casual games as well as re-activating our own vast customer base, and we expect favorable results to exhibit in the coming quarters.” continued CEO James Huang. “To our goal of achieving a long-term balanced growth, it is very essential to re-invigorate our legacy self-developed games.”

Third Quarter Overview

•	Revenues maintained at approximately $1.7 million, comparable to the second quarter of this year.
•	Consolidated loss from operations for the third quarter of 2018 amounted to $1.5 million, an increase in loss by 10.6% from a loss of $1.3 million last quarter.
•	The net asset value was around $5.28 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the third Quarter

GIGAMEDIA3Q18 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	3Q18	2Q18	Change (%)	3Q18	3Q17	Change (%)
Revenues	1,662	1,659	0.18%	1,662	2,304	-27.86%
Gross Profit	694	728	-4.67%	694	1,457	-52.37%
Loss from Operations	(1,484)	(1,342)	NM	(1,484)	(315)	NM
Net Loss Attributable to GigaMedia	(1,083)	(755)	NM	(1,083)	(129)	NM
Loss Per Share Attributable to GigaMedia, Diluted	(0.10)	(0.07)	NM	(0.10)	(0.01)	NM
EBITDA (A)	(1,393)	(1,056)	NM	(1,393)	(305)	NM
Cash and Marketable Securities-Current	59,924	60,733	-1.33%	59,924	63,770	-6.03%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Third-Quarter Financial Results

•

Consolidated revenues for the third quarter of 2018 maintained at $1.7 million approximately the same as in prior quarter and decreased year-over-year from $2.3 million to $1.7 million. While revenues from Akaseka and the legacy casual games declined, the increases in the newly launched Sengoku, and the long-lived Yume 100 and Tales Runner made up for the decreases.

•	Consolidated gross profit decreased 4.67% quarter-on-quarter from $0.73 million to $0.70 million and decreased 52.37% year-over-year from $1.5 million to $0.7 million.
•

Consolidated operating expenses were $2.2 million in the third quarter of 2018. An increase of $0.1 million which is about 5.2% from the second quarter of 2018. The increase was mainly due to the increase in marketing expenses for the launch of Sengoku and the third anniversary of Yume 100.

•	Consolidated loss from operation of the third quarter of 2018 was $1.5 million, an increase in loss by 10.6% from a loss of $1.3 million in last quarter.
•	Consolidated net loss of the third quarter of 2018 was $1.1 million compared to $0.8 million in last quarter.
•	Cash and marketable securities-current as of the end of the third quarter of 2018 accounted for $59.9 million, decreasing by 1.33% from $60.7 million at the end of the second quarter of 2018.

Financial Position

GigaMedia maintained its solid financial position, with cash, restricted cash and cash equivalents accounted for $60.4 million as of September 30, 2018, or $5.5 per share.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of October 31, 2018. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company's 2017 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

GigaMedia CEO James Huang said: “In the following quarters, we will put more efforts on improving productivity in operating of existing games, and especially on in-house developing and revitalizing our self-developed games.”

“While we continue seeking suitable strategic investment and acquisition targets to increase corporate growth and maximize shareholders’ value, considering recent fluctuations in world equity market, any opportunities will be approached very cautiously. Meanwhile, we believe a profitable entertainment business of ours would certainly give us more leverage and present more possibilities of synergies when we are entering into a strategic cooperation and acquisition,” stated CEO James Huang

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the third quarter 2018 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2018 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	9/30/2018	6/30/2018	9/30/2017
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,662,324	1,658,914	2,304,287
Other revenues	—	—	—
	1,662,324	1,658,914	2,304,287
Operating costs
Cost of Digital entertainment service revenues	968,442	930,421	846,905
Cost of other revenues	—	—	—
	968,442	930,421	846,905
Gross profit	693,882	728,493	1,457,382
Operating expenses
Product development and engineering expenses	286,015	300,635	269,539
Selling and marketing expenses	963,444	760,185	601,638
General and administrative expenses	923,288	1,003,359	896,398
Other	5,514	6,555	4,515
	2,178,261	2,070,734	1,772,090
Loss from operations	(1,484,379)	(1,342,241)	(314,708)
Non-operating income (expense)
Interest income	351,262	338,602	208,696
Interest expense	—	—	(9,985)
Foreign exchange (loss) gain - net	49,285	246,830	(13,239)
(Loss) Gain on disposal of property, plant and equipment	—	31	(2)
Equity in net loss on equity method investments	—	—	(105)
Impairment loss on marketable securities and investments	—	—	(233)
Other - net	728	2,122	860
	401,275	587,585	185,992
(Loss) Income from continuing operations before income taxes	(1,083,104)	(754,656)	(128,716)
Income tax benefit (expense)	—	0	(7)
(Loss) Income from continuing operations	(1,083,104)	(754,656)	(128,723)
Net (loss) income	(1,083,104)	(754,656)	(128,723)
Less: Net loss attributable to noncontrolling interest	—	—	—
Net (loss) income attributable to shareholders of GigaMedia	(1,083,104)	(754,656)	(128,723)
(Loss) Earnings per share attributable to GigaMedia
Basic:
Earnings (loss) from continuing operations	(0.10)	(0.07)	(0.01)
Loss from discontinued operations	0.00	0.00	0.00
	(0.10)	(0.07)	(0.01)
Diluted:
Earnings (loss) from continuing operations	(0.10)	(0.07)	(0.01)
Loss from discontinued operations	0.00	0.00	0.00
	(0.10)	(0.07)	(0.01)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	9/30/2018	6/30/2018	9/30/2017
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	59,923,784	60,732,757	63,767,004
Marketable securities - current	—	—	2,617
Accounts receivable - net	835,013	672,143	699,407
Prepaid expenses	237,635	309,952	310,286
Restricted cash	514,770	511,710	503,640
Other receivables	316,540	335,119	495,685
Other current assets	129,114	121,693	155,240
Total current assets	61,956,856	62,683,374	65,933,879

Property, plant & equipment - net	147,600	173,051	135,287
Intangible assets - net	41,109	48,473	2,812
Prepaid licensing and royalty fees	1,097,911	1,043,823	516,477
Other assets	278,356	279,616	325,763
Total assets	63,521,832	64,228,337	66,914,218

Liabilities and equity
Short-term borrowings	—	—	—
Accounts payable	279,485	244,240	269,316
Accrued compensation	606,547	405,416	565,446
Accrued expenses	2,066,188	2,098,418	2,037,396
Unearned revenue	1,971,039	1,756,877	2,068,262
Other current liabilities	196,516	176,174	223,173
Total current liabilities	5,119,775	4,681,125	5,163,593
Other liabilities	—	—	1,671,511
Total liabilities	5,119,775	4,681,125	6,835,104
GigaMedia’s shareholders’ equity	58,402,057	59,547,212	60,079,114
Noncontrolling interest	—	—	—
Total equity	58,402,057	59,547,212	60,079,114
Total liabilities and equity	63,521,832	64,228,337	66,914,218

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended
	9/30/2018	6/30/2018	9/30/2017
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(1,083,104)	(754,656)	(128,723)
Depreciation	25,318	25,563	18,929
Amortization	16,516	11,532	3,302
Interest income	(351,262)	(338,602)	(208,696)
Interest expense	—	—	9,985
Income tax (benefit) expense	—	—	7
EBITDA	(1,392,532)	(1,056,163)	(305,196)